

September 6, 2023

Robert Andersen
Chief Financial Officer
Xperi Inc.
2190 Gold Street
San Jose, CA 95002

>   **Re: Xperi Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed March 6, 2023**
>   **File No. 001-41486**

Dear Robert Andersen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Consolidated Statements of Operations, page F-2

1.   Please tell us what consideration was given to separately presenting revenue and cost of revenues from products and from services. As part of your response, please provide us with such information for the periods presented. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 4. Revenue, page F-15

2.   Please tell us what consideration was given to providing revenue disaggregation by business model (technology licensing and technology solutions). In this regard we note that you provided such disclosures in your recent Form 10 and the September 30, 2022 Form 10-Q. Additionally, tell us what consideration was given to providing revenue disaggregation disclosures based on the pattern of recognition, such as over-time and point

in time, to depict the timing and uncertainty of revenues and cash flows. As part of your response, please provide us with such revenue disaggregation information for the periods presented. Refer to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Senior Staff Accountant at 202-551-3449 or Christine Dietz, Senior Staff Accountant at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Becky Marquez